October 16, 2007

Via Facsimile and EDGAR

Ms. Lesli L. Sheppard

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

SEC Comment Letter dated August 21, 2007

The Dow Chemical Company

Definitive 14A

Filed March 23, 2007

File No. 001-03433

Dear Ms. Sheppard:

The Dow Chemical Company (“Dow” or the “Company”) acknowledges receipt of the Staff’s letter dated August 21, 2007 concerning Dow’s Definitive 14A filed on March 23, 2007, subject to Dow’s response letter dated September 18, 2007 confirming your agreement to grant Dow until October 17, 2007 to respond to the Staffs letter.  With this letter, we are responding to the Staff’s comments.  The headings and numbered paragraphs below correspond to the headings and numbered comments within the Staff’s letter.

Comment and Response

Role of the Compensation Committee, page 14

1.               We note your disclosure that your Executive Compensation Department provides additional analysis and counsel as requested by the Compensation Committee.  Please revise to describe in more detail the additional analysis and counsel that this department provides.  We note your disclosure on page 15 that the Executive Compensation Department also provides assistance to your CEO.

Response

The Executive Compensation Department provided the following assistance to the Compensation Committee in setting Named Executive Officer (NEO) compensation:

•                  Gathering the survey data of peer companies.

•                  Benchmarking compensation components (base salary, annual bonus, long term incentives) against peer companies.

•                  Making preliminary recommendations of pay structure adjustments.

Also, and in order to assist the CEO in making pay recommendations for Dow executive officers, the Executive Compensation Department provided administrative assistance to the CEO as it relates to Survey Group market data.  The Survey Group is identified in the CD&A.

Recommendations related to the appropriateness of the NEOs’ overall pay package (excluding the CEO’s pay package) are made by the CEO and approved by the Compensation Committee of the Board.

Decisions related to the appropriateness of the CEO’s overall pay package are made solely by the Compensation Committee of the Board, with advice from its independent compensation consultant.

We will describe these activities in the CD&A section of the 2008 Proxy Statement.

2.               Please revise to clarify with respect to Hewitt Associates and Towers Perrin the nature and scope of their assignments and the material elements of the instructions given to these consultants with respect to the performance of their duties under the engagement.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response

Towers Perrin provided the following assistance to the Executive Compensation Department:

•                  Access to a survey database of Survey Group compensation information for executives and non-employee directors.

•                  Benchmarking of key compensation components (base salary, annual bonus, long term incentives) against the Survey Group.

As requested by the Compensation Committee, Hewitt Associates, represented by Mr. Michael Powers, provided the following assistance to the Compensation Committee:

•                  Guidance related to the reasonableness of the Survey Group used.

•                  Advice and recommendations related to proposed compensation and the design of compensation programs.

•                  Information for the Committee regarding trends in executive compensation.

The Compensation Committee has the sole authority to retain and oversee the work of Mr. Michael Powers, the compensation consultant.

We will describe these activities in the CD&A section of the 2008 Proxy Statement.

3.               As part of your analysis of compensation levels, please consider disclosing the material information that the tally sheets provided to the Compensation Committee.  We note your disclosure on page 16.

Response

The tally sheets prepared by the Executive Compensation Department for the Compensation Committee present the estimated dollar value of compensation components provided to the NEOs during the most recent fiscal year.  They are used as an annual reference point to assist the Committee’s overall understanding of NEO compensation.  The tally sheets contain the type of data (i.e. base pay, variable pay, long term incentives and benefits) that is now being disclosed through the revised executive compensation disclosure rules.  Tally sheets are not a material driver of compensation decisions for the NEOs.  They are simply a reference tool used by the Compensation Committee.

We will further describe the Compensation Committee’s use of tally sheets in the CD&A section of the 2008 Proxy Statement.

4.               Please revise throughout to clarify why you choose to pay each element of compensation and how each element and the decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.  Refer to Items 402(b)(1)(iv) and (vi) of Regulation S-K.  For example, we note your disclosure on pages 17 and 18.

Response

The Company has chosen to offer the compensation components for specific reasons outlined below and to remain competitive with the offerings of our peer Survey Group.  We feel this combination of compensation components makes Dow competitive in attracting and retaining top talent needed to achieve Dow’s vision of being the largest, most profitable, and most respected chemical company in the world.

Base Pay

As stated in the 2007 Proxy Statement, this is the fixed portion of compensation and is based on the individual’s skills, responsibilities, experience and year-over-year performance.  Dow chooses to provide monthly base pay in exchange for the employee’s services.  This component is paid on a monthly basis, rather than in a lump sum, for use for ongoing monthly financial obligations of the NEOs. Base pay levels are geared to be consistent with the responsibilities of each position, and to be market competitive when compared against the Survey Group.

Variable Pay

As stated in the 2007 Proxy Statement, this represents the short-term, annual component of compensation.  Dow chooses to offer one-year variable pay to the NEOs to help align their goals with the short-term performance goals (such as sales volume growth, cost reduction or cash flow) of the Company. In 2006, the Company metric was economic profit.  This component exists to provide incentives to the employee over a time frame of one year in order to help drive (through incentives) annual Company business goals.

Long Term Incentives

As stated in the 2007 Proxy Statement, Dow chooses to provide this component of compensation in order to motivate and reward NEOs for long-term shareholder value creation, which is the overall goal of the Company.  It is also critical in helping to retain executives over time.  As stated in the Proxy, Dow uses stock options, performance shares and restricted shares to achieve this objective.

Benefits

Benefits (retirement, health and welfare, severance) are available to substantially all salaried employees, and are meant to help provide for basic life, health and security needs.

Decisions regarding each element of NEO compensation do not have a direct impact on decisions regarding other compensation elements.  Each compensation element is considered separately, but as part of the effort to target overall NEO compensation at the median compensation levels of Dow’s benchmark Survey Group for similar jobs.

We will include this additional information regarding how each element fits into our overall compensation objectives for the 2008 Proxy Statement.

5.               Throughout your discussion of compensation elements, please revise to disclose whether discretion can be or has been exercised.  Please identify any particular exercise of discretion and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal.  Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response

Dow’s Compensation Committee has broad discretion when setting NEO compensation types and amounts.  In 2006, the Committee applied discretion to all compensation elements for each NEO based on market competitiveness and overall performance.

In future filings, and if the Compensation Committee exercises discretion when setting NEO compensation, we will describe that fact.

Base Pay, page 16

6.               Please revise to disclose the corporate and personal goals and objectives that you refer to in the second paragraph.  You have not specifically disclosed any specific items of corporate performance that are evaluated or target levels of those items of corporate performance.  Please disclose the items of corporate performance that are measured and the target levels.  If you believe that disclosure of the target levels is not required because it would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally.  In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for Dow Chemical to achieve the undisclosed target levels.  We may have additional comments on whether you have met the standards for treating the information confidentially.  Please see Instruction 4 to Item 402(b) of Regulation S-K.  Please also apply this comment, as appropriate, to your disclosures concerning company and individual performance goals in Annual Performance Awards on page 17.

Response

As the 2007 Proxy Statement states on page 16, paragraph 2, “Changes in base salary for the NEOs, as well as for all Dow employees, depend on projected salary changes in the external market for similar jobs, the individual’s current salary compared to the market, and the employee’s contributions to Dow’s performance.”  Various corporate and personal goals and objectives are considered, but market competitiveness is the primary driver in the base pay setting process.

With respect to our economic profit metric used in the Company’s Annual Performance Award program, the Company believes that disclosing targets related to this metric would cause competitive harm to Dow.  As explained in the 2007 Proxy Statement, this is an internal financial measure used by Dow management to track profitability while taking into account the cost of capital.  Cost of capital is an internal metric that we use to evaluate business returns, projects and mergers and acquisitions.  Disclosing Dow’s cost of capital and economic profit would be harmful to the Company in negotiating acquisitions and divestitures. This information is treated as restricted information within the Company.  Target goals are set, at the beginning of the performance period, to be achievable if the Company achieves its business plan for the performance period.  Actual awards will be higher or lower than target based on actual performance results.  The Company does not assign specific probabilities of achievement to the performance levels.  Over the length of a business cycle the expectation is that, on average, incentive payouts would be close to target.

In the future, we will provide additional information regarding how base salary adjustments are determined, and clarify that various corporate performance measures are evaluated, such as sales volume trends, Earnings Per Share, Total

Shareholder Return, Return on Capital and cost trends.  However, there is no specific, quantitative link between any particular performance measure and NEO base salary compensation levels.  The Compensation Committee exercises broad discretion to set NEO compensation, and corporate and personal performance measures are one of several factors that are considered.  Other factors have been described elsewhere in this section of the 2007 Proxy Statement - such as compensation levels for the Survey Group.

7.               In addition, please also analyze how these goals and objectives impacted your decisions with respect to base pay amounts.  Please also apply this comment, as appropriate, to your discussion of goals in Annual Performance Awards on page 17.

Response

As stated in the response to Comment 6, base pay amounts are based on market competitiveness and various corporate goals.  The Compensation Committee exercises discretion each year regarding the base pay component.

Annual Performance Award goals in 2006 consisted of the following:

•                  Company Component - This element comprises 75% of the total award.  Economic profit (as defined in the 2007 Proxy Statement) was the metric used to track performance.

•                  Individual Component- This element comprises 25% of the total award.

Actual awards for NEOs can range from 0% to 200% of the target award opportunity based on performance relative to economic profit goals and goals centered around the four strategic themes as mentioned on page 17, paragraph 4 under “Individual Component.”  Generally speaking, meeting the goals would result in a payout of 100%; greatly exceeding the goals would result in a payout of 200% of target.  In 2006, the Compensation Committee exercised discretion on the individual component of the Award.

Change in Control and Severance Arrangements, page 23

8.               Please revise to quantify and state the total amounts that you would be required to pay in accordance with Instruction 1 to Item 402(j) of Regulation S-K.

Response

With respect to change-in-control, pages 23 and 32 of the 2007 Proxy Statement described and quantified all payments that would be made to the NEOs in the event of a change in control.

We will describe and quantify all payments that would be made to the NEOs under company severance plans in the 2008 Proxy Statement.

Summary Compensation Table, page 24

9.               We note Mr. Liveris’ total compensation appears based on a policy or decision that is materially different from the other named executive officers.  Please revise to discuss Mr. Liveris’ compensation separately in your Compensation Discussion and Analysis.  Refer to the last paragraph of Section II.B.1 of Commission Release No. 33-8732A.

Response

The Company supplementally confirms that CEO compensation is not based on a policy or decision that is materially different from the other NEOs except that pay for the CEO is determined solely by the Compensation Committee.

The amount of CEO compensation may be higher than the other NEOs, but the overall compensation package of each NEO is established based on Survey Group data, individual skills, responsibilities and performance, and overall contribution to the Company.

In connection with our responses to the Staff’s comments, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our Definitive 14A filing;

•                  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments.  If you have questions, please feel free to contact me by telephone at (989) 638-2176 or by facsimile at (989) 638-1740.

Best regards,

/s/ Thomas E. Moran
Thomas E. Moran
Assistant Secretary

cc:  Andrew N. Liveris, Chairman and CEO, The Dow Chemical Company